May 11, 2017

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Melissa Raminpour

Re: AMC Entertainment Holdings, Inc.

Form 10-K for Year Ended December 31, 2016

Filed March 10, 2017

(File No. 001-33892)

Dear Ms. Raminpour:

We are submitting the following responses to the Staff’s comments made in its letter of May 5, 2017 addressed to AMC Entertainment Holdings, Inc. (the “Company”) in connection with the Company’s Form 10-K, filed on March 10, 2017 (the “Form 10-K”).

For ease of reference, each of the Staff’s comments is reproduced below in bold text and is followed by the Company’s response.

Item 1. Business

The Proposed Nordic Acquisition, page 22

1.              We note your disclosure regarding the purchase agreement entered into on January 20, 2017 for the acquisition of Nordic. Please confirm whether or not you met the income significance test for filing financial statements of Nordic pursuant to Rule 3-05 of Regulation S-X. In your response, please provide us with your calculations.

The Company advises the Staff that the acquisition of Nordic closed on March 28, 2017.   Based upon a comparison of the most recent annual financial statements of the registrant and the business acquired, the income test was approximately 9.9%.    We further advise the staff that the audited financial statements of the business acquired are audited under IFRS.   We have confirmed our assumptions made during due diligence that the difference between IFRS and US GAAP are deemed to be immaterial.   The supporting calculations for the significance tests are as follows:

AMC Entertainment Holdings, Inc.

Significance Evaluation for Nordic Cinema Group Holding AB

As of December 31, 2016

in millions

Investment Test:		7.6%
Total estimated purchase price		$654.9
Total assets of registrant		$8,641.8
Significant acquisition 1-02(w)&11-01(b)	20%	NO

Asset Test:		8.2%
Total assets of acquiree		$711.9
Total assets of registrant		$8,641.8
Significant acquisition 1-02(w)	20%	NO

Income Test:		9.9%
Pre-tax earnings continuing operations target		$14.8
Pre-tax earnings continuing operations registrant		$149.6
Significant acquisition 1-02(w)	20%	NO

Notes to Consolidated Financial Statements

Note 2 — Acquisitions, page 95

2.              Please disclose the amounts of revenue and earnings of your acquirees since the respective acquisition dates that are included in your statements of income. Please refer to ASC 805-10-50-2(h) (1).

In response to the Staff’s comment, we advise that we added the following disclosure to the Quarterly Report on Form 10-Q filed on May 8, 2017:

Note 2 — Acquisitions (page 7)

Nordic Cinema Group Holding AB

In addition, as Nordic was acquired on March 28, 2017, the revenues and operating results for the 4-day period included in the quarter ended March 31, 2017 were not material.

Odeon and UCI Cinemas Holdings Limited

The revenues and net earnings for the International markets segment for the year-ended December 31, 2016 were $118.8 million and $15.6 million, respectively, which primarily consisted of the Odeon operations.

Carmike Cinemas, Inc.

Carmike was acquired on December 21, 2016 and the Company immediately began integrating the operations. The revenues for the 11-day period included in the year-end December 31, 2016 were not material.

3.              Please revise disclosures to provide a qualitative description of the factors that make up the goodwill recognized as required by ASC 805-30-50-1(a).

In response to the Staff’s comment, we advise that we added the following disclosure to the Quarterly Report on Form 10-Q filed on May 8, 2017:

Note 2 — Acquisitions (page 7)

Nordic Cinema Group Holding AB

The purchase price paid by the Company in the acquisition resulted in recognition of goodwill because it exceeded the estimated fair value of the assets acquired and liabilities assumed. The Company paid a price in excess of estimated fair value of the assets acquired and liabilities assumed because the acquisition of Nordic enhances its position as the largest movie exhibition company in Europe and broadens and diversifies its European platform. The Company also expects to realize synergy and cost savings related to the acquisition because of purchasing and procurement economies of scale.

Odeon and UCI Cinemas Holdings Limited

The purchase price paid by the Company in the acquisition resulted in recognition of goodwill because it exceeded the estimated fair value of the assets acquired and liabilities assumed. The Company paid a price in excess of estimated fair value of the assets acquired and liabilities assumed because the acquisition of Odeon allows considerable opportunity in the European markets where it operates to leverage theatre renovations, including power recliners enhanced food and beverage offerings and premium large format experiences, among others, to drive future growth and value. Odeon also provides the Company with a strong and scalable platform to pursue future international growth opportunities. The Company also expects to realize synergy and cost savings related to the acquisition because of purchasing and procurement economies of scale.

Carmike Cinemas, Inc.

The purchase price paid by the Company in the acquisition resulted in recognition of goodwill because it exceeded the estimated fair value of the assets acquired and liabilities assumed. The Company paid a price in excess of estimated fair value of the assets acquired and liabilities assumed because the acquisition of Carmike increased and diversified its domestic footprint and made the Company the largest theatre operator in the United States in terms of revenues and offers a unique opportunity to introduce guest-focused strategic initiatives to millions of Carmike’s movie-goers. The Company also expects to realize significant synergy and cost savings related to the acquisition because of purchasing and procurement economies of scale and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies.

Note 9 — Income Taxes, page 123

4.              We note the decrease in the effective tax rate resulting from a decrease in your reserve for uncertain tax positions of $19.2 million for the year ended December 31, 2016. Please revise to provide a discussion of the specific facts or circumstances that resulted in this change in your effective tax rate. In this regard, ASC 470-10-50-15(d) indicates the nature of uncertain tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date shall be disclosed. Please provide your proposed disclosure as part of your response.

In response to the Staff’s comment, we advise that we added the following disclosure to the Quarterly Report on Form 10-Q filed on May 8, 2017:

Note 6 — Income Taxes (page 20)

The Company closed an Internal Revenue Service (“IRS”) audit for tax years 2007 to 2009 during the fourth quarter of 2016 which effectively settled uncertain tax positions for periods prior to 2007, for which it had previously recorded a reserve. The tax exposure was settled earlier than anticipated and the reserve release resulted in a $19.2 million income tax benefit recognized in the fourth quarter of 2016.

The Company also continues to be subject to examination by the IRS and tax year 2011 is currently under extended statute. The Company believes its allowances for income tax contingencies are adequate. Based on the information currently available, the Company does not anticipate a material (or significant) increase or decrease to its tax contingencies within the next 12 months.

***

We further acknowledge that we are we are responsible for the adequacy and accuracy of the disclosures in our filings, not notwithstanding any review, comments, action or absence of action by the Staff.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (913) 213-2191.

Sincerely yours,
/s/ Chris A. Cox

Chris A. Cox
Senior Vice President and Chief Accounting Officer